EXHIBIT 12.2
AMERICAN EXPRESS COMPANY
 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
(Dollars in Millions)	2017	2016	2015	2014		2013
Earnings:
Pretax income from continuing operations	$7,414	$8,096	$7,938		$8,991		$7,888
Interest expense (a)	2,112	1,704	1,623		1,707		1,958
Other adjustments (b)	118	101	118		402		133
Total earnings	$9,644	$9,901	$9,679		$11,100		$9,979

Fixed charges:
Interest expense	$2,112	$1,704	$1,623		$1,707		$1,958
Other adjustments (c)	51	56	62		79		93
Total fixed charges	$2,163	$1,760	$1,685		$1,786		$2,051
Preferred stock dividends (d)	$219	$80	$62	$	―	$	―
Total fixed charges and preferred stock dividends	$2,382	$1,840	$1,747		$1,786		$2,051
Ratio of earnings to fixed charges	4.46	5.63	5.74		6.22		4.87
Ratio of earnings to combined fixed charges and preferred stock dividends	4.05	5.38	5.54		6.22		4.87

(a)
Included in interest expense is interest expense related to the Card Member lending and Card Member charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. American Express’ policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

(b)
For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the distributed net income of affiliates accounted for under the equity method, the noncontrolling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

(c)	For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.
(d)	Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends, computed using our effective tax rate for the period.